UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 12b-25

Notification of Late Filing
SEC file number: 000-51707
CUSIP number: 69841J 106

Check one:                      [     ]  Form 10-K                                           [     ]  Form 20-F                                            [     ]  Form 11-K
   [ X ]  Form 10-Q                                           [     ]  Form 10-D                                           [     ] Form N-SAR                                [     ]  Form N-CSR

For Period Ended:                                November 30, 2010

[    ]                     Transition Report on Form 10-K
[    ]                     Transition Report on Form 20-F
[    ]                     Transition Report on Form 11-K
[    ]                     Transition Report on Form 10-Q
[    ]                     Transition Report on Form N-SAR

For Transition Period Ended:   ___________________________________________________

Nothing in this form will be construed to imply that the Commission has verified any information contained in this form.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

PANEX RESOURCES INC.
Full name of Registrant

De Beira Goldfields Inc.
Former Name if Applicable

30 Ledgar Road
Address of Principal Executive Office (Street and Number)

Balcatta, Western Australia, 6021
City, State and Zip Code

Page - 1

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate):

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and;

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requests an extension until January 19, 2011, for the filing of its Quarterly Report on Form 10-Q for the three month period ended November 30, 2010.  The Registrant needs additional time to complete the preparation of the Form 10-Q, in particular, the Registrant’s financial statements and the disclosure on the Registrant’s management’s discussion and analysis.  The Registrant plans to file the Form 10-Q as soon as reasonably practicable.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Susmit Shah                                           011-61-89-240-2836
(Name)                                           (Area Code) (Telephone Number)

(2)
Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

 [ X ]  Yes          [     ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [     ]  Yes          [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PANEX RESOURCES INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, who is duly authorized.

    PANEX RESOURCES INC.

/s/ Susmit Shah
Dated:  January 14, 2011                                                                           By:____________________
   Susmit Shah – CFO

Page - 2